AUDIT • TAX • ADVISORY

6th Floor
2 London Wall Place
London
EC2Y 5AU

T (020) 7429 4100
W mha.co.uk

PRIVATE & CONFIDENTIAL

The Directors
Selina Hospitality PLC
27 Old Gloucester Street,
London,
WC1N 3AX
United Kingdom

22 December 2023
Our Ref: LC170833

Dear Sirs

Selina Hospitality PLC
Company number: 13931732

We hereby tender our resignation as Auditors of the above-named company and confirm that we have no claim against the above-named for loss of office or otherwise except for fees outstanding or to be invoiced.

In connection with our resignation as Auditors and in accordance with Section 521 of the Companies Act 2006 we attach our summary of circumstances which we feel should be brought to the notice of the members and the creditors of the above-named company and which will be filed with the Registrar of Companies.

We would remind you that the Company must within 14 days of the deposit of a notice of resignation send a copy of the notice to the Registrar of Companies.

Yours faithfully,

MHA

MHA

Selina Hospitality PLC
Company number: 13931732

Statement of circumstances

In connection with our resignation as Auditors of the above named and in accordance with Section 521 of the Companies Act 2006, for publicly listed companies, we state below our summary of circumstances which we feel should be brought to the notice of the members and creditors of the above-named company:

- We have long overdue fees with the company which, despite chasing, we have been unable to recover or agree an acceptable payment schedule.

MHA
22 December 2023